JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
June 14, 2013	Email: jklein@jkleinlegal.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:          ID Perfumes, Inc. .
Amendment No. 2 to Registration Statement on Form 10
Filed  May 30, 2013
File No. 000-52675

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated June 12, 2013.

Business

Corporate History:

1.           With respect to comment No.1, we have revised the disclosure to state that BSI was the sole surviving entity

Procurement and Distribution:

2.           With respect to comment No. 2, we have discussed both ID Perfumes’ guarantee of the Gigantic promissory note and Gigantic’s guarantee of the minimum royalty payments due under the Selena Gomez and Adam Levine licensing agreements and the fact that Mr. Hamon and Mr. Isaac Lekach are officers of both ID Perfumes and Gigantic.

We have also added a risk factor identifying this potential conflict of interest.

Legal Proceedings:

3.           With respect to comment No. 3, we have updated our disclosure with respect to the Company’s counterclaim against Victory.  Further, there has been no judicial action to date.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For ID Perfumes, Inc.